
Qwesty
Ultra Modern, Gated Community
Miami, Florida
$750K
Attorney Martin Singer
Starting at $100/hr

INVEST IN **QWESTY**

Revolutionizing Real Estate with Web3 AI, Commission-Free Transactions. Solving a $200B Problem

qwesty.com Boynton Beach, FL

Technology Marketplace SaaS Mobile Apps AI

Highlights

1. Web3 AI platform designed to fix the traditional Realtor® Model
2. Saves an avg. of $22K on real estate transactions
3. Building a patent portfolio in the areas of transactions, professional procurement & e-learning
4. $4T market opportunity
5. Forecasting $100M+ in revenue within 5 yrs (not guaranteed)
6. Decentralizing real estate with smart contracts & blockchain technology
7. AI-powered transaction automation
8. Watchdog for the real estate and service industries

Featured Investor



Mark Januschewski Follow

Attorney and Active Investor

"I decided to invest in Qwesty because the real estate industry has been in a pre-tech era for a long time. With younger generations turning towards digital alternatives that will be easier, faster, and more cost-effective, it was important for me to be part of this groundbreaking movement. On a personal note, I've known Josh and Nick for many years and watched them go through the highs and lows of building this tech startup. I'm extremely impressed with their pure grit and determination to stay on course. I have tremendous faith that Qwesty will be a success."

Our Team



Josh Glasser Co-Founder & CEO

Seasoned entrepreneur and expert within the real estate & technology industries. 20+ years building marketing agencies; scaled client businesses into millions in revenue, 5+ years as a real estate broker.



Nicholas Catalano Co-Founder & COO

15+ years engineering executive. 25+ years engineer. Johnson & Johnson patent systems developer, GE Six Sigma Master Blackbelt.



Tom O'Neil CFO

Global business leader, board advisor, and audit expert with 40+ years of cross-sector and international experience with Ernst & Young in audit quality review, business operations and risk management.

Invest in Innovative Technology, Social Connectivity, and the Future of Real Estate.


OVERVIEW
Peer-to-Peer AI Marketplace
• Decentralizing the $4T Real Estate Industry
• Saves an avg of $22K on Transactions
• Transparent, Self-Governing & Efficient
Interior Designer Jennifer Smith
Serene Lakefront, Panoramic Views
Qwesty

Unlocking the $4T real estate industry with commission-free, transparent transactions

"When I first got into real estate, I received very little training, while people paid me lots of money to help buy and sell their properties. It was then that I realized the system was broken...

and that's why we're building Qwesty!"


OVER $200B
paid in commissions last year
Qwesty

By breaking down the barriers between buyer and seller, Qwesty will bring people together in a new transparent, self-governing, and efficient manner. Through shared experiences, people will make more informed decisions when buying or selling property and hiring the right professionals.

A massive market equals massive potential.

The Proptech market is primed to explode and is expected to quadruple from $40B to $133B by 2032.

Additionally, about 99% of home buyers between the ages of 24 and 57 used online resources to find homes in their home-buying process.


MARKET OPPORTUNITY
Qwesty has Major Growth Potential
Market Size
Unlocking the $4T Real Estate Industry
• 145M Housing Units
• 30M Small Businesses
• Proptech Market Size: $40B
Here's the Math
With as little as 1% market share
6M Transactions Per Year
$60K
Owners
$12M
Based on 2 Month Sales Cycle
300K Small Businesses
$60M
Based on 1 Pro Annual Membership
Qwesty
Future revenue, valuations, and returns are based on projections and cannot be guaranteed.

The perfect time for building bridges, not barriers.

Today, there are huge companies that have monopolized the real estate market. New laws have exposed how these companies have taken advantage of customers for years.

With the National Association of Realtors® settling for billions in excessive commission payouts; Zillow, Realtor.com, and some of the largest brokerages across the United States have been negatively impacted and were forced to change their business model.

With people turning to AI alternatives and social platforms, along with the light shining brighter than ever on commission overages, there has never been a better time for Qwesty!


MULTIPLE LISTING SERVICE
MLS
REALTOR®
VIOLATED ANTI-TRUST LAWS
SETTLED FOR BILLIONS
Qwesty

Problem: The unspoken wedge between buyers and sellers.

The problem with all three real estate models:

1. **Traditional Realtor® Model** – *very expensive, slow, and non-transparent*

2. **For Sale By Owner Model** – *expensive, limited exposure, and inconvenient*

3. **iBuyer Model** – *expensive, limited availability, lowball offers*


PROBLEM
The Real Estate Models are Broken...
• Expensive
• Slow
• Non-Transparent
• Inconvenient
Qwesty

While many other industries have successfully replaced the middleman with peer-to-peer models, the real estate market has been slow to adapt.

Solution: Collaborative real estate marketplace powered by Web3 AI.

Qwesty is a social platform combining AI and Web3 technology to streamline the entire real estate cycle.


SOLUTION
Commission-Free, Transparent Transactions
• Streamlines Entire Real Estate Cycle
• Smart Contracts + Blockchain Technology
• Community-Driven, Social Experience
• AI Intelligence & Matching Algorithms
Qwesty

The four pillars of Qwesty

1. Cost & Transparency

Customers save over $22K on average when transacting real estate, while our peer-to-peer model plans to serve as a watchdog for the entire industry.


AVG. U.S. HOME PRICE
419K
AVG. COMMISSION
5.32%
$22,290
IN SAVINGS
Qwesty


KEEP 100%
OF THE PROFITS
FROM THE SALE OF YOUR HOME
Qwesty

2. Match with Professionals

Connect with qualified service providers throughout the entire transaction process.


Featured Pros
Make an Offer
Professional Profile
Services
Meet Mary
Hire
HomeMatch
ProMatch
Roofing Specialist
Mary Bridget
Starting at $65/hr
Roof Assessment Report
Schedule Repairs

3. Social Connectivity

Engage with buyers, sellers, service providers, and neighbors to make more informed decisions when hiring professionals and transacting real estate.


Ultra Modern,
Gated Community
Miami, Florida
$750K
$750K
Ultra Modern, Gated
Community
Make an Offer

4. Education

Seamless integration of AI Agents and interactive learning modules.


Hi. I'M RAYA
I EXCEL IN MANY THINGS. I CAN:
• RECOMMEND SERVICE PROVIDERS
• HELP LIST YOUR PROPERTY
• ASSIST WITH WRITING & SUBMITTING OFFERS
• BE YOUR TRANSACTION COORDINATOR
• PROVIDE E-LEARNING TUTORIALS
• + SO MUCH MORE...!
Qwesty


CASE STUDY
housfy
COMMISSION-FREE PLATFORM IN SPAIN
30X RETURNS
IN FIRST SIX YEARS
Qwesty

Take the prototype out for a test drive! Schedule a call

A better deal for everyone.

Qwesty is a subscription-based model with multiple revenue streams.

The platform plans to scale quickly by offering a freemium model where homeowners and service providers can claim their property or business.

This is where the rubber meets the road.

So, if someone's looking for a home, they can bid and submit offers to homeowners even if the property is not actively listed for sale.

This creates an opportunity for homeowners to passively sell their property without even having to list it. If the homeowner wants to respond to messages and offers, and unlock other features, they will have to move to a paid subscription.

This is a whole new way to look at real estate.

Our plans are easy, affordable, and automated!


BUSINESS MODEL
A Better Deal for Everyone
Freemium: No charge to claim property or business
Homeowners
Monthly Subscription
$99
Unlock Features
Real-Time Offers
Direct Messaging
Showings Calendar
Transaction Management
Service Providers
Annual Membership
$199
Unlock Features
Prominent Display
Deal Invites
Direct Messaging + Phone #
Schedule Manager
PREMIUM PLAN
$2,500 monthly avg for zip code % ownership
Ad Revenue
Monthly Starting Price
$1K
Qwesty Connect
Ad Placements
on Activity Feed
Qwesty

Big idea. Big potential.

What happens when you combine real estate, the single largest industry in the US economy, with a group of over 100 types of service providers?

You get a tremendous opportunity.

Capturing even a modest amount of market share has huge potential.

If Qwesty reaches just 1% market share, meaning just 1 out of every 100 people, decide to use our platform to buy and sell property on our marketplace, Qwesty would generate $12M in annual revenue, based on the property being sold within the first 60 days.

If Qwesty reaches just 1% market share of small businesses, the platform would generate $60M in annual revenue, based on a single pro annual membership.



REVENUE PROJECTIONS
Year 1
Year 2
Year 3
Revenue
20000000
15000000
10000000
5000000
0
Q2 2025
Q3 2025
Q4 2025
Q1 2026
Q2 2026
Q3 2026
Q4 2026
Q1 2027
Q2 2027
Q3 2027
Q4 2027
Funding Complete
Dev Complete
Qwesty
Future revenue, valuations, and returns are based on projections and cannot be guaranteed.

Qwesty is positioned to win.

Qwesty is being developed by using proprietary algorithms and processes.

The team is working on building a patent portfolio to protect IP in the areas of transactions, professional procurement, and e-learning.


TEAM
Decades of Experience in Real Estate, Technology & Finance
JOSH GLASSER
CO-FOUNDER & CEO
Seasoned Entrepreneur And Expert Within The Real Estate And Technology Industries. 20+ Years Building Marketing Agencies; Scaled Client Businesses Into Millions In Revenue, 5+ Years Real Estate Broker.
NICHOLAS CATALANO
CO-FOUNDER & COO
15+ Years Engineering Executive. 25+ Years Engineer. Johnson & Johnson Patent Systems Developer, Ge Six Sigma Maser Blackbelt.
TOM O'NEIL
CFO
Global Business Leader, Board Advisor, And Audit Expert With 40+ Years Of Cross-sector And International Experience With Ernst & Young In Audit Quality Review, Business Operations And Risk Mgmt.
Qwesty

To this day, there has not yet been a technological disruption impactful enough to bring in a smarter, faster, and more cost-effective solution.

Qwesty plans to change all that!


COMPETITION
Smarter. Faster. Cost-Effective.
Advantages
• Passive Listings & Future Buyers
• Window Shopping Vs. Transacting
• Watchdog Ranking & Reviews
• Residential & Commercial
Fast
Opendoor
Expensive
Inexpensive
Zillow
ForSale ByOwner
Slow
Qwesty


GO-TO-MARKET
Come for the Tools, Stay for the Network
Day 1
Partnerships
• Thousands of Properties in the System
• Thousands of Businesses in the System
Acquire
Fast-Track
• Claiming Properties: FSBO's, Exp Listings
• Claiming Businesses: Yelp, Social Networks
Scale
Activities
• Data Scraping & Data Purchases
• Social Media + Influencer Collaborations
• Engagement Loops
• Monetization Channels
Qwesty

The Future of Real Estate is AI-Powered

You may have experienced the pain of paying a hefty commission when selling your last property.

It doesn't have to be this way!


Sign In
Sign Up
just browsing
Never Pay Commission Again!
Unlock Features
Monthly Subscription
$99/month
Learn More About Subscription Benefits
Subscribe & Activate
Congratulations!
Offer Accepted!
Ultra Modern, Gated Community
Now, let's make it official!
Continue
Home Inspector
David Martinez
Free Consultation
Surveys, Termites, Roof
Clayton, Douglas, Cobb

AI is here to stay, and we believe it will be the wave of the future. Qwesty's goal is to be at the forefront of integrating AI and social engagement into the antiquated real estate industry.


TRACTION
Positioned to Win
• Raised Six Figures on Wefunder
• System Architecture & Prototype
• Atomic Network Analysis
• Building Patents: Transactions, Pros & e-Learning
Qwesty

And that's why we're raising $1.2M for our pre-seed round.


FUNDRAISING SUMMARY
Target Raise
$1.23M
Commercial Launch
For 10% Equity
Runway
12 months
Use of Funds
Accelerate Software Development
Grow Patent Portfolio
Hire Talent
Allocation
Patents
10%
Operations
20%
Software Development
70%
Qwesty

Your investment in Qwesty is an investment in a future where technology, collaboration, and education will reshape the real estate industry. Together, we can turn our vision into reality by making real estate transactions efficient, socially responsible, and affordable.

Have questions before investing, or want to view a Demo? **Schedule a call**